123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

March 1, 2016

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance, Office of Consumer Products

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

RE:	AutoZone, Inc.

Form 10-K for Fiscal Year Ended August 29, 2015

Filed October 26, 2015

File No. 1-10714

Dear Ms. Thompson:

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 29, 2015. Below is our response to the comments in your letter dated February 4, 2016. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.	We note from the prepared remarks made by management during the first quarter 2016 earnings call that your commercial business “is growing at an accelerated rate and it has lower margins which is adding pressure to our overall gross margins.” We also note that your earnings calls and releases quantify certain metrics related to your commercial business, such as commercial revenues as a percentage of total sales and the change in commercial sales between periods, and these metrics do not appear to be included in your periodic filings. To the extent material, please separately quantify and discuss the impact of your commercial and retail operations on your results, particularly on your sales and gross profit, as well as known material trends related to these businesses. It appears such information would be useful to investors considering the accelerated growth rate of your commercial business.

AutoZone Response:

AutoZone’s net sales for the twelve weeks ended November 21, 2015 increased $125.8 million to $2.386 billion, or 5.6%, over net sales of $2.260 billion for the comparable prior year period. Total auto parts sales increased by 5.6%, primarily driven by domestic same store sales growth of 3.5% and net sales of $39.5 million from new stores. Domestic commercial sales for the twelve weeks ended November 21, 2015 increased $39.3 million, or 10.0%, over domestic commercial sales for the comparable prior year period.

Over recent years, our commercial sales growth has outpaced the growth in our retail sales, largely due to our increased focus and low penetration with commercial customers.

The growth in commercial sales did not materially impact the Company’s gross profit margin during first quarter 2016. While the product margin on commercial sales is typically lower than the product margin on retail sales due to a lower sales price, the impact to the consolidated financial statements is not material. The impact of the lower product margin from commercial sales to the first quarter 2016 results was less than 10 basis points to the Company’s consolidated gross profit margin.

In our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, we will separately discuss the impact of our retail and commercial sales, along with any other factors that may affect product margins, if the impact to the Company’s consolidated sales and consolidated gross profit is material to understanding our results.

Note A – Significant Accounting Policies

Merchandise Inventories, page 45

2.	We note that your domestic inventories are stated at the lower of cost or market using the LIFO method but, due to price deflation on your merchandise purchases, such inventory balances “are effectively maintained under the FIFO method.” Please explain to us in sufficient detail how you determined your inventory should be reflected on a FIFO basis and how you determined the market value of your inventories, as that term is defined in ASC 330-10-20. In doing so, explain in detail whether and how your FIFO balances are the equivalent of current replacement cost and, if applicable, tell us how you compute floor and ceiling limitations in determining market values. Lastly, clarify if your internal accounting system tracks inventory on a FIFO basis and, if so, tell us how you calculate the LIFO reserve.

AutoZone Response:

AutoZone’s domestic inventories are stated at the lower of cost or market using the last-in, first out (“LIFO”) method. Our internal accounting system tracks inventory at the weighted average cost. In following the lower of cost or market model, cost is defined as the LIFO value and market value is defined as replacement cost, which we equate to the weighted average cost.

In determining the market value, the ceiling limitation is defined as the sales price of the inventory less selling costs; the floor is defined as the sales price of the inventory less selling costs and a normal profit margin.

Over recent years, through negotiations with our vendors, we have lowered the acquisition costs of the products we sell. In doing so, we have also lowered the weighted average cost (which represents replacement cost in the lower of cost or market model). This has led to the LIFO value (cost) of the inventory to be greater than the weighted average cost (market). As the weighted average cost is between the ceiling and floor limitations, the weighted average cost is the appropriate value at which to record the inventory. Due to the price deflation on the Company’s merchandise purchases and the Company’s policy to not write up inventory for favorable LIFO adjustments, inventory balances are effectively maintained under the first-in, first-out (“FIFO”) method.

The Company calculates its LIFO reserve using the dollar-value method and applies the link-chain computational technique. The link-chain technique is utilized given the Company’s frequent change in the range of inventory items.

In light of your comments, we propose that in future filings our Merchandise Inventories accounting policy to read as follows:

Merchandise inventories are stated at the lower of cost or market. Merchandise inventories include related purchasing, storage and handling costs. Inventory cost has been determined using the last-in, first-out (“LIFO”) method for domestic inventories and the first-in, first out method for Mexico and Brazil inventories. Due to price deflation on the Company’s merchandise purchases, the Company has exhausted its LIFO reserve balance. The Company’s policy is not to write up inventory in excess of replacement cost, which is based on average cost. The difference between LIFO cost and replacement cost, which will be reduced upon experiencing price inflation on our merchandise purchases, was $332.6 million at August 29, 2015, and $307.2 million at August 30, 2014.

AutoZone, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President
Finance, Information Technology and ALLDATA